Filed by Regency Centers Corporation (Commission File No. 001-12298)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed Pursuant to Rule 14a-6

of the Securities Exchange Act of 1934

Subject Company: Urstadt Biddle Properties Inc. (Commission File No. 1-12803)

The following is a transcript excerpt from the Regency Centers Corporation Earnings Call on August 4, 2023, at 11am ET.

Corporate Participants:

Lisa Palmer, Regency Centers Corporation—President, CEO & Non Independent Director

Michael J. Mas, Regency Centers Corporation—Executive VP & CFO

Alan Todd Roth, Regency Centers Corporation—Executive VP of National Property Operations & East Region President

Nicholas Andrew Wibbenmeyer, Regency Centers Corporation—Executive VP & West Region President

Christy McElroy, Regency Centers Corporation—SVP of Capital Markets

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PRESENTATION:

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Christy McElroy - Regency Centers Corporation—SVP of Capital Markets:

Good morning, and welcome to Regency Centers’ Second Quarter 2023 Earnings Conference Call. Joining me today are Lisa Palmer, President and Chief Executive Officer; Mike Mas, Chief Financial Officer; Alan Roth, EVP National Property Operations and East Region President; and Nick Wibbenmeyer, EVP and West Region President.

As a reminder, today’s discussion may contain forward-looking statements about the company’s views of future business and financial performance, including forward earnings guidance and future market conditions. These are based on management’s current beliefs and expectations and are subject to various risks and uncertainties.

It’s possible that actual results may differ materially from those suggested by these forward-looking statements we may make. Factors and risks that could cause actual results to differ materially from these statements may be included in our presentation today and are described in more detail in our filings with the SEC, specifically in our most recent Form 10-K and 10-Q filings.

In our discussion today, we will also reference certain non-GAAP financial measures. The comparable GAAP financial measures are included in this quarter’s earnings materials, which are posted on our Investor Relations website. Please note that we have also posted a presentation on our website with additional information, including disclosures related to forward earnings guidance.

Our caution on forward-looking statements also applies to these presentation materials. Today’s discussion may also contain forward-looking statements about the company’s pending merger with Urstadt Biddle, including forward pro forma earnings accretion estimates and projected timing of the merger close. While we currently expect the transaction to close in mid- to late August, the closing remains subject to shareholder approval and conditions being satisfied or waived.

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Lisa Palmer - Regency Centers Corporation—President, CEO & Non Independent Director

With regard to Urstadt Biddle, we’re proud of this transaction and are excited to integrate both the shopping centers and many of their people into Regency. These centers align so well with our own and meaningfully expand our presence in these strong trade areas in the Northeast. The teams on both sides are working hard to effect an efficient and timely merger close. As Mike will discuss, we expect it to be immediately accretive to our core operating earnings, and we also look forward to unlocking value within the combined portfolio under the umbrella of our leading national leasing and asset management platform.

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We see that momentum continuing as we work in the coming months to integrate Urstadt Biddle’s people and high-quality properties and create even more value through the combined portfolio.

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Michael J. Mas - Regency Centers Corporation—Executive VP & CFO

These updated guidance ranges and the details I just reviewed remain on a Regency stand-alone basis only and do not yet factor in any impacts from the Urstadt Biddle transaction, which we expect to close by the end of this month. We will provide updated current year guidance with more detailed assumptions on a pro forma basis when we report our third quarter results, so more to come. But in the meantime, we are prepared to offer a high-level outlook. Our expectation is to deliver incremental per share core operating earnings accretion of $0.01 in 2023, reflecting about 4 months of impact and plus or minus 1.5% accretion for the full year of 2024, which continues to include an estimated $9 million of annual G&A cost synergies. Importantly, this accretion estimate is for core operating earnings, not NAREIT FFO as it does not include any impact to noncash items. The teams are making excellent progress with integration prep, and we’re all excited for the merger closing and the future prospects of the combined company.

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QUESTIONS AND ANSWERS

Unidentified Analyst

Okay. And I have a follow-up, sir. As you guys expect to close the Urstadt Biddle acquisition this quarter, did you guys like study the difference in base rent or is that Biddle’s portfolio has versus your portfolio in similar markets? So what is the gap there behind how much you guys are trying to acquire on that side as you take over that portfolio?

Lisa Palmer - Regency Centers Corporation—President, CEO & Non Independent Director

I’d just bring you back to, again, that we’re really excited about integrating these properties into our portfolio under our platform. As you heard us say when we announced the merger, and as I think we just reiterate it today, we do believe that there is going to be some upside from leasing and really capitalizing on bringing that into the Regency leasing and asset management platforms.

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Ronald Kamdem - Morgan Stanley, Research Division—Equity Analyst

Got it. Makes sense. And then so I mean, I think going back to — I think some of the comments you made about the UBP merger, presumably, you’re not going to have any more of these headwinds on the same-store NOI guide. So presumably, I mean, I think ‘24, if you look past these noncash items, I mean, it could be a pretty strong sort of year, right? So what are sort of the like the puts and takes, right? Is it bad debt that we should be thinking about? Because everything else seems like it’s going to be pretty strong.

Michael J. Mas - Regency Centers Corporation—Executive VP & CFO

Yes. I’d appreciate you mentioned it. I’m going to be a little careful, Ron, and we’ve talked too much about 2024. We’re going to give that as we customarily do a full suite of forward-looking guidance later in the year. So I want to kind of be careful there. But from a rent steps perspective, as we just talked about, we will continue to deliver positive impacts just from contractual rent increases. We’re having a great year so far on rent spreads. In this year alone, that’s an 80 basis point positive impact. I would anticipate that rent spreads continue to positively impact us going forward. Commenced occupancy, we still have room to run. There was a question earlier today about the top end. 96% on total and 93% on shops is where our eye level is. That would include the to-be merged portfolio of Urstadt Biddle, which — which will take some more time for us to achieve those levels.

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Lisa Palmer - Regency Centers Corporation—President, CEO & Non Independent Director

But probably important just to reiterate, I know you mentioned the opportunity in increasing the commenced occupancy in the UBP portfolio. But in case you missed the prepared remarks, Mike did say that we expect 1.5% COE accretion in 2024 from that merger.

Floris Gerbrand Hendrik Van Dijkum - Compass Point Research & Trading, LLC, Research Division—MD & Senior Research Analyst

And then I guess my follow-up here. I wouldn’t consider California market as the state. It has a couple of different markets in there. But New York clearly is going to be your biggest market, particularly post the Urstadt Biddle merger. Is that correct?

Lisa Palmer - Regency Centers Corporation—President, CEO & Non Independent Director

Yes, if you say markets and not a state, that is correct. And again, I think it’s really we like the portfolio, the composition, our geographic diversity. The fact that we have offices across the United States. And we’re very focused on trade areas, as you know, not necessarily macro markets.

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Michael William Mueller - JPMorgan Chase & Co, Research Division—Senior Analyst

So you spent a little bit more time. It seems like with the Urstadt portfolio. Just curious, how are you thinking about, say, the 3-year same-store NOI CAGR potential compared to the existing Regency portfolio?

Michael J. Mas - Regency Centers Corporation—Executive VP & CFO

Yes. Mike, sorry, I’m going to prevent the team for me to answer the question. More to come on the close, we’re not closed yet. We have spent more time with it. We’re as excited as we have been since we announced the merger and since we started to look at it. None of that has changed. It’s only accelerated and amplified.

As a matter of maybe disclosure guidance, we actually at this point in time, don’t anticipate including it in the same-property pool. We will likely treat it as an asset acquisition. So your — the technical question, how will impact our same-property growth isn’t necessarily relevant. But we’re excited to talk about the portfolio when it’s time to do so.

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Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Certain statements in this document regarding anticipated financial, business, legal or other outcomes including business and market conditions, outlook and other similar statements relating to the proposed transaction between Regency and Urstadt Biddle or Regency’s and Urstadt Biddle’s future events, developments or financial or operational performance or results are “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. These forward-looking statements are identified by the use of words such as “may,” “will,” “could,” “can,” “should,” “plan,” “seek,” “would,” “expect,” “estimate,” “believe,” “intend,” “forecast,” “project,” “anticipate,” “guidance,” or variations of such words and other similar language and the negatives of such words. However, the absence of these or similar words or expressions does not mean a statement is not forward-looking. While we believe these forward-looking statements are reasonable when made, forward-looking statements are not guarantees of future performance or events and undue reliance should not be placed on these statements. These forward-looking statements are based on certain assumptions and analyses made by Regency or Urstadt Biddle in light of their respective experiences and their respective perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance these expectations will be attained, and it is possible actual results may differ materially from those indicated by these forward-looking statements due to a variety of risks, uncertainties and other factors, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Regency’s and Urstadt Biddle’s operations are subject to a number of risks and uncertainties including, but not limited to, those risk factors described in our respective filings with the Securities and Exchange Commission (“SEC”). When considering an investment in our securities, you should carefully read and consider these risks, together with all other information in our respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other filings and submissions to the SEC. If any of the events described in the risk factors actually occur, our respective businesses, financial condition or operating results, as well as the market price of our respective securities, could be materially adversely affected. Forward-looking statements are only as of the date they are made, and Regency and Urstadt Biddle undertake no duty to update their respective forward-looking statements, whether as a result of new information, future events or developments or otherwise, except as to the extent required by law. These risks and events include, without limitation: the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement between Regency and Urstadt Biddle; the effect of the announcement of the proposed transaction on the ability of Regency and Urstadt Biddle to operate their respective businesses and retain and hire key personnel and to maintain favorable business relationships; Regency’s and Urstadt Biddle’s ability to complete the proposed transaction on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary stockholder approval and satisfaction of other closing conditions to consummate the proposed transaction; failure to achieve the anticipated benefits from the proposed transaction; other risks related to the completion of the proposed transaction and actions related thereto, including significant transaction costs and/or unknown or inestimable liabilities, risks related to diverting the attention of Regency and Urstadt Biddle management from ongoing business operations and the risk of stockholder litigation in connection with the proposed transaction; risk factors related to the integration of the two companies and the future opportunities and plans for the combined company; risk factors related to the current economic environment; risk factors related to pandemics or other health crises; risk factors related to operating retail-based shopping centers; risk factors related to real estate investments; risk factors related to the environment affecting Regency’s and Urstadt Biddle’s properties; risk factors related to corporate matters; risk factors related to our respective partnerships and joint ventures; risk factors related to funding strategies and capital structure; risk factors related to the market price for our respective common stock and other securities; and risk factors related to our respective qualifications as a REIT.

These risks, as well as other risks related to the proposed transaction, are included in the definitive proxy statement/prospectus that were filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the definitive proxy statement/prospectus are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Regency’s and Urstadt Biddle’s respective periodic reports and other filings with the SEC, including the risk factors identified in Regency’s and Urstadt Biddle’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither Regency nor Urstadt Biddle undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, on June 16, 2023, Regency filed a registration statement on Form S-4 (File No. 333-272735) that includes a prospectus relating to the shares of Regency stock to be issued in the proposed transaction (as amended and as may be further amended or supplemented from time to time, the “registration statement”). The registration statement was declared effective by the SEC on July 12, 2023. In addition, on June 16, 2023, Urstadt Biddle filed a definitive proxy statement with the SEC with respect to the special meeting of Urstadt Biddle shareholders in connection with the proposed transaction (as it may be amended or supplemented from time to time, the “definitive proxy statement”). Each of Regency and Urstadt Biddle has filed other documents and may file additional relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the definitive proxy statement/prospectus or any other document that Regency or Urstadt Biddle may file with the SEC. The definitive proxy statement/prospectus has been mailed to stockholders of Urstadt Biddle. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE DEFINITIVE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders can obtain free copies of the definitive proxy statement/prospectus and other documents containing important information about Regency, Urstadt Biddle and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Regency will be available free of charge on Regency’s website at https://investors.regencycenters.com or by requesting copies by mail from Investor Relations, Regency Centers Corporation, One Independent Drive, Suite 114, Jacksonville, FL 32202-5019. Copies of the documents filed with the SEC by Urstadt Biddle will be available free of charge on Urstadt Biddle’s website at https://investors.ubproperties.com or by requesting copies by mail from Secretary, Urstadt Biddle Properties Inc., 321 Railroad Avenue, Greenwich, CT 06830.

Participants in the Solicitation

Regency, Urstadt Biddle and certain of their respective directors, executive officers and other members of management may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Regency, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Regency’s proxy statement for its 2023 Annual Meeting of Shareholders, which was filed with the SEC on March 22, 2023, and Regency’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 17, 2023. Information about the directors and executive officers of Urstadt Biddle, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Urstadt Biddle’s proxy statement for its 2023 Annual Meeting of Stockholders, which was filed with the SEC on February 7, 2023 and Urstadt Biddle’s Annual Report on Form 10-K for the fiscal year ended October 31, 2022, which was filed with the SEC on January 13, 2023. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Regency or Urstadt Biddle using the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the registration statement and the definitive proxy statement filed with the SEC. Investors should read the definitive proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from Regency or Urstadt Biddle using the sources indicated above.